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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 10 )*



                              JEFFERIES GROUP, INC.
                              ---------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)



                                   472318 10 4
                                 --------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G
CUSIP No.  472318 10 4

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Plan Administrator, Jefferies Group, Inc. Employee Stock
      Ownership Plan (the "ESOP"), the ESOP, and the Jefferies
      Group, Inc. Employee Stock Ownership Plan Trust (the "ESOP
      Trust")
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                           (b) [ ]
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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      The ESOP is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The ESOP Trust holds the assets of the ESOP. The assets of the ESOP Trust have a situs in, and the ESOP and the ESOP Trust are construed, enforced, and administered according to the laws of, the State of California.
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               5    SOLE VOTING POWER

  NUMBER OF        - 0 -
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY
    EACH           - 0 -
  REPORTING    ---------------------------------------------------------------
   PERSON      7   SOLE DISPOSITIVE POWER
    WITH
                   - 0 -
               ---------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   2,320,380 shares of Common Stock at December 31, 1997
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,320,380 shares of Common Stock at December 31, 1997
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*  [ ]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           11.44%
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12   TYPE OF REPORTING PERSON*

           EP
-----------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!


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                                  SCHEDULE 13G

ITEM 1.

      (a)       Name of Issuer:

                Jefferies Group, Inc. (the "Company")

      (b)       Address of Issuer's Principal Executive Offices:

                11100 Santa Monica Boulevard
                10th Floor
                Los Angeles, California 90025

ITEM 2.

      (a)       Name of Persons Filing:

                Plan Administrator, Jefferies Group, Inc. Employee Stock Ownership Plan (the "ESOP"), the ESOP, and the Jefferies Group, Inc. Employee Stock Ownership Plan Trust (the "ESOP Trust")

      (b)       Address of Principal Business Office or, if none, Residence:

                c/o  Jefferies Group, Inc.
                11100 Santa Monica Boulevard
                10th Floor
                Los Angeles, California 90025

      (c)       Citizenship:

                The ESOP is a defined contribution plan of Jefferies Group, Inc. qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The ESOP Trust holds the assets of the ESOP. The assets of the ESOP Trust have a situs in, and the ESOP and the ESOP Trust are construed, enforced, and administered according to the laws of, the State of California.

      (d)       Title of Class of Securities:

                Common Stock, $.01 par value ("Common Stock")

      (e)       CUSIP Number:

                472318 10 4


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ITEM  3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
         13D-2(B), CHECK WHETHER THE PERSON FILING IS A:


      (a)       [ ]       Broker or Dealer registered under Section 15 of the
                          Act

      (b)       [ ]       Bank as defined in section 3(a)(6) of the Act

      (c)       [ ]       Insurance Company as defined in section 3(a)(19) of
                          the Act

      (d)       [ ]       Investment Company registered under section 8 of the
                          Investment Company Act

      (e)       [ ]       Investment Adviser registered under section 203 of
                          the Investment Advisers Act of 1940

      (f)       |X|       Employee Benefit Plan, Pension Fund which is
                          subject to the provisions of the Employee Retirement
                          Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

      (g)       [ ]       Parent Holding Company, in accordance with ss.
                          240.13d- 1(b)(ii)(G) (Note: See Item 7)

      (h)       [ ]       Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

           The following sets forth beneficial ownership information at December 31, 1997:

      (a)       Amount Beneficially Owned:

                2,320,380 shares of Common Stock

      (b)       Percent of Class:

                11.44%

      (c)       Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote:

                        - 0 -

           (ii) shared power to vote or to direct the vote:

                        - 0 -

          (iii) sole power to dispose or to direct the disposition of:

                        - 0 -


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           (iv) shared power to dispose or to direct the disposition of:

                     2,320,380 shares of Common Stock

           At December 31, 1997, a total of 2,320,380 shares of Common Stock were held in the ESOP Trust, all of which were allocated to the accounts of participants. All information set forth herein reflects allocations effective as of November 30, 1997.

           The Plan Administrator is a committee of three members appointed by the Board of Directors of the Company. All acts of the Plan Administrator are by a majority of the committee members. The Plan Administrator is the principal fiduciary with respect to the operation and maintenance of the ESOP, with authority to determine the timing of the purchase of shares of Common Stock.

           Any securities purchased by the ESOP are purchased by Wells Fargo Bank, the trustee of the ESOP Trust (the "ESOP Trustee"), as directed by the Plan Administrator. The Plan Administrator, the ESOP, the ESOP Trust, and the ESOP Trustee may be deemed to have shared dispositive power over the Common Stock held in the ESOP Trust.

           The terms of the ESOP provide for the voting rights associated with the Common Stock held by the ESOP Trust to be passed through and exercised exclusively by the participants in the ESOP to the extent that such securities are allocated to ESOP participants' accounts. Any shares held in the suspense account maintained by the ESOP Trustee prior to their allocation to the accounts of ESOP participants are voted by the ESOP Trustee at the direction of the Plan Administrator. As of November 30, 1997, all shares of Common Stock held in the ESOP Trust were allocated to the accounts of ESOP participants.

           The current members of the committee acting as Plan Administrator are Frank E. Baxter, Chairman, Chief Executive Officer and a Director of the Company, Alan D. Browning, Executive Vice President of the Company and Melvin W. Locke, Jr., Director of Human Resources of the Company. Pursuant to Rule 13d-4, each such member disclaims beneficial ownership of shares of Common Stock that may be deemed to be beneficially owned by the ESOP Trust, except that each such member does not disclaim beneficial ownership of those shares in which he has beneficial


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ownership as a participant in the ESOP.

           At December 31, 1997, Mr. Baxter beneficially owned, in his individual capacity, 1,706,448 shares of Common Stock, representing approximately 8.41% of the outstanding class of Common Stock at that date. Further information regarding Mr. Baxter's beneficial ownership in his individual capacity is set forth in the Schedule 13G and amendments thereto filed by Mr.
Baxter.

           At December 31, 1997, Mr. Browning beneficially owned, in his individual capacity, 51,705 shares of Common Stock, representing approximately 0.25% of the outstanding class of Common Stock at that date. The number of shares beneficially owned by Mr. Browning includes 34,891 shares allocated to his account under the ESOP (as to which shares he has sole voting power and no dispositive power), and 15,958 shares allocated to his account under the Jefferies Group, Inc. Capital Accumulation Plan for Key Employees (as to which he has no voting power and which are subject to certain restrictions on disposition). Except as otherwise indicated in the preceding sentence, Mr. Browning has sole voting and sole dispositive power over the shares beneficially owned by him at December 31, 1997.

           At December 31, 1997, Mr. Locke beneficially owned, in his individual capacity, 21,317 shares of Common Stock, representing approximately 0.105% of the outstanding class of Common Stock at that date. The number of shares beneficially owned by Mr. Locke includes 14,766 shares allocated to his account under the ESOP (as to which shares he has sole voting power and no dispositive power) and 5,392 shares allocated to his account under the Jefferies Group, Inc. Capital Accumulation Plan for Key Employees (as to which he has no voting power and which are subject to certain restrictions on disposition). Except as otherwise indicated in the preceding sentence, Mr. Locke has sole voting and sole dispositive power over the shares beneficially owned by him at December 31, 1997.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


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           Not applicable.

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Under the instruments governing the ESOP and the ESOP Trust, the ESOP Trustee is empowered to receive or direct the receipt of dividends from, and the proceeds from the sale of, all shares held in the ESOP Trust for the exclusive benefit of the participants in the ESOP.


ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
           PARENT HOLDING COMPANY

           Not applicable.


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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

           Not applicable.


ITEM 10. CERTIFICATION

           By signing below the filing persons certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURES

           The filing of this Amendment to Schedule 13G and amendments hereto, and the statements herein and therein, shall not be construed as an admission that the filing person or any other person named herein is, for purposes of
Section 13(d), 13(g), 16(a), or 16(b) under the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the securities described herein or therein.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 11, 1998


PLAN ADMINISTRATOR, JEFFERIES GROUP, INC. EMPLOYEE STOCK
      OWNERSHIP PLAN

JEFFERIES GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN

JEFFERIES GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By:  PLAN ADMINISTRATOR, JEFFERIES GROUP, INC. EMPLOYEE STOCK
           OWNERSHIP PLAN


     By:           /s/ Melvin W. Locke, Jr.
          -----------------------------------------
                      Melvin W. Locke, Jr.